ANNUAL REPORT 2025

Contents LET TER TO SHAREHOLDERS 3 At a Glance 5 2025 HIGHLIGHTS 8 Associate Engagement 8 Technical Capabilities 11 Financial Strength 12 COMMUNIT Y IMPACT 14 LE ADERSHIP 16 REGIONAL HIGHLIGHTS 19

LETTER TO SHAREHOLDERS

Fellow shareholders,

Thirty plus years ago, David Olgivy wrote a memo to his Olgivy & Mather colleagues titled "How To Write." Succinct and practical, his memo has informed our writing since we first encountered it (you may find it useful as well).

For the last 10 years, your chairman and former CEO has drafted this annual report letter, always with Olgivy's advice in mind.

Since this letter is important, (see rule #8), the chairman sends his first draft around for review. Initial reactions typically range from horror (mostly) to admiration (seldom). Either way, the finished product – honed and refined by caring colleagues (starting with your president) – has seemed to resonate well with the shareholders who read it. It helps when the numbers improve.

Next year, your president and current CEO will get the first crack at drafting this letter. More on that later.

Lest you think we are distracting from subpar performance in 2025 with our opening above, here are our favorite numbers:



September 7, 1982

How To Write

The better you write, the higher you will go in Ogilvy & Mather. People who *think* well, *write* well.

Good writing is not a natural gift. You have to *learn* to write well. Here are 10 hints:

(1) Read the Roman-Raphaelson book on writing.* Read it three times.
(2) Write the way you talk. Naturally.
(3) Use short words, short sentences and short paragraphs.
(4) Never use jargon words like reconceptualize, attitudinally, judgmentally. They are hallmarks of a pretentious ass.
(5) Never write more than two pages on any subject.
(6) Check your quotations.
(7) Never send a letter or memo on the day you write it. Read it aloud the next morning - and then edit it.
(8) If it is something important, get a colleague to improve it.
(9) Before you send your letter or memo, make sure it is crystal clear what you want the recipient to do.
(10) If you want ACTION, *don't write*. Go and tell the guy what you want.

David

Ogilvy

**Writing That Works, Harper & Row, 1981*

Favorite Numbers - PRK

	2025	2024	2025 Peer Median	PRK Percentile Rank vs. Peers
Return on Average Equity (ROAE)	13.80%	12.65%	9.87%	85%
Return on Average Assets (ROAA)	1.78%	1.53%	1.25%	90%
Net Interest Margin (NIM)	4.75%	4.41%	3.68%	95%
Efficiency Ratio+	57.94%	61.44%	55.78%	35%
Earnings Per Share (EPS) – Diluted	$11.11	$9.32	N/A	N/A

We avoid words like "record performance" and "unprecedented results." The facts are clear, though. Each of our favorite numbers improved over last year. And we have never made more net income, nor paid more dividends. These results were the effect; the cause was the discipline, energy, imagination, empathy and skill of nearly 1,750 Park bankers. It is an honor and joy to serve alongside them.

+ Efficiency ratio is calculated by dividing total other expense by the sum of fully taxable equivalent net interest income and other income. Fully taxable equivalent net interest income includes the effects of taxable equivalent adjustments using a 21% federal corporate income tax rate. The taxable equivalent adjustments were $2.7 million and $2.4 million, respectively, for the years ended December 31, 2025 and 2024.

PARKNATIONALCORP.COM 3

4 PARKNATIONALCORP.COM New partner in Tennessee By the time you read this, we will have completed the legal and regulatory triathlon associated with formally welcoming our new partners in Tennessee. There will be more to tell in the coming months about our partnership, but our interactions with their leaders ‒ Jeff Agee, Judy Young, Chris Heckler ‒ and their First Citizens’ teammates have proven what we suspected. They are great people doing great work for customers and communities. We are glad to have the legal close of the merger in our rearview mirror and look forward to serving more together. Awards Your bank and bankers received a number of awards in 2025. A partial list includes: • Forbes America’s Best Midsize Employer • Forbes Best-in-State Bank • Forbes Best Banks in America • S&P Global Top 50 Best-Performing U.S. Community Banks Neither your organization nor its people sought these awards. They are a manifestation of Earl Nightingale’s “Life as an Apothecary Scale.” In his classic, Lead the Field, Nightingale wrote: I like to think of [life] in the form of a giant apothecary scale, the kind with a cross on it from which hang two bowls on chains. Now one of the bowls is marked ‘rewards’: the other is marked, ‘service.’ Whatever we put into the bowl marked ‘service,’ the world will match in the bowl marked ‘rewards.’ How we think, work, talk and conduct ourselves is what we have to put in the bowl marked ‘service.’ And the extent and nature of our service will determine our rewards. If any person alive is discontented with his rewards, he needs to examine his service. Action – reaction; as you sow, so shall you reap; what you put out will determine what you must get back in return. So simple, so basic, so true ‒ and so misunderstood!" Park’s people pour in the service, knowing rewards (and awards) must and will come. And they have. You will find a more complete list of awards in our 2025 Community Impact Report. Transitions Matt assumed Chief Executive responsibilities on January 1st. This means he is now the person of final authority. Here’s an excerpt from how we announced the transition to our colleagues: Matt and I pledge to you that we will continue to do all we can to help this organization maximize its performance and to help each of you thrive. However, we are different people and thus will lead in different ways. This is as it should be, for it is people not like us that help us grow. Matt has helped me grow and I think I’ve helped Matt grow as well. Under Matt’s leadership, you will see changes… but you would have seen changes had I continued as CEO too. The world is changing, customer preferences are changing too, and we must adapt and deliver what people seek ‒ when, where and how they wish to be met. What will not change is our devotion to operating as much as possible with individual and collective

PARKNATIONALCORP.COM 5 outward mindsets. Seeing others as people will never go out of style, regardless of outside factors. The world has become increasingly fragmented and isolated… we can and must remain a place of solace, empathy and excellence." David will work with Matt as #2 in responsibility (one level higher than he enjoys at home ‒ behind Mrs. T and Maisie the English lab pup). Matt’s duty is clear ‒ lead your corporation to higher heights while preserving its soul. David’s duty is to help Matt and our colleagues in any way he can. Prior duties have included cleaning toilets, picking up trash, scraping snow off windshields and baking pecan pies. Your chairman hopes he can continue these… Growth One of Matt’s duties is to preserve our soul as we grow. This is beyond the capacity of any one individual and although Matt will be the person of final authority, he alone is not responsible for preserving our soul as we grow. One person may set a tone (and Matt’s is unquestionably a tone of excellence). But it is the responsibility of every Park banker to operate individually and collectively with an outward mindset. This is our soul… to see beyond ourselves in service to others. If we do this, growth and rewards will come. Artificial intelligence (AI) At all the investor conferences we attend (both of them), one question (now that the $10 billion-threshold question has been answered) nearly always arises. “What are you doing with AI?” Your chairman’s flippant response is usually, “We are looking for Real I” ‒ which generates a predictable eye-roll from all at the table. Our sense is that AI has a place. It is a tool, and a cracking cool one. But the tool will only be able to do so much. It is the wielder of the tool who will be able to maximize the tool’s impact and the beauty of its results. Think what a simple chisel and mallet became in Michelangelo’s hands. Random numbers We love numbers. We found two particularly interesting: $1.15 billion $1.60 billion The first number is the amount of income and payroll taxes your corporation has paid over the last 35 years. The second number is the amount of dividends your corporation has paid over the last 35 years. Why 35 years? Digging further would have taxed (pardon the pun) even our most patient accounting and finance colleagues. They indulge your chairman, but only so far. As it should be. At a glance Park National Corporation is a family of community banking teams that deliver an exceptional breadth and depth of resources to individuals and businesses. Our culture is deeply rooted in the values of service and philanthropy, and we believe strong communities are built with local volunteers, donations and leadership. We believe the way we treat our customers, associates and communities is what sets us apart from the competition and sustains our success. 87 O F F I C E S ATM 1,731 A S S O C I AT E S ATM 4 S TAT E S 107 AT M S ATM

6 PARKNATIONALCORP.COM David L. Trautman Matthew R. Miller C H A I R M A N C E O & P R E S I D E N T While the dollars are not Fortune 500 level, they are meaningful, as most of them remain in the communities in which we operate. They have helped fuel economies, support local businesses, fund philanthropy and improve the lives of countless colleagues, retirees and community members. Strategic planning and the beauty of process Under Matt’s leadership, your organization conducted a strategic planning exercise last year. The previous plan ‒ Relationships at Scale ‒ accelerated our investments in technology, systems and people. It helped sketch out how to build a foundation for future service to many more Park customers. Now we are “Ready to Rise”… combining digital elegance with human empathy at a scale we couldn’t have contemplated before. Work-arounds, do-overs and mistake-correcting will decline, leaving bankers with more time for creativity and growth. Fond farewell Our annual shareholder meeting in April will be the last for C. Daniel DeLawder as a member of our corporate and bank boards. Dan joined the bank in 1971, thinking that working for Park would be an interim step on his way to becoming a teacher. Fortunately for us as colleagues and shareholders, his interim step lasted 55+ years. Dan has had a profound and lasting impact on us, our Park colleagues and our communities. He was, and is, endlessly supportive, diplomatically direct and unwavering in his love for Park and its stakeholders. We wish him, his wife Diane and his family all the best. Final thoughts We planned, budgeted and performed to the best of our abilities last year. And we did okay, though we found many surprises and unexpected events along the way. Next year will be no different. We will plan, budget and perform as best we can, knowing that life will bring us imponderables ‒ things or events that no one could predict. But we will remain true to seeing beyond ourselves in service to others, including you, our fellow shareholders. Thank you for your support and ongoing interest in Park. Call, write or text if we can help in any way. Final quote Kindness is the only service that will stand the storm of life and not wash out." ‒ Abraham Lincoln

Park National Bank welcomes First Citizens National Bank

FIRST CITIZENS NATIONAL BANK
DIVISION OF PARK NATIONAL BANK

In October 2025, Park announced its plans to partner with First Citizens National Bank of Dyersburg, Tennessee, through a merger that would unite two community-focused institutions with shared values and strong local roots.

> *"This partnership is the right fit at the right time," said Park CEO and President Matthew R. Miller. "It aligns with our long-term growth strategy and positions us to serve more people in meaningful ways."*

Founded in 1889, First Citizens brings a legacy of community commitment and customer service. The combined organization will be well positioned to serve more customers throughout the state of Tennessee with expanded lending capacity, enhanced digital capabilities and additional products.

> *"Partnering with Park is a natural and strategic step forward for our bank," added Jeff Agee, First Citizens' Chairman and CEO. "Together, we're building a stronger, more impactful organization."*

The merger was finalized in February 2026, with full integration expected in Fall 2026.







Looking ahead

(February 1, 2026)

$12.6B ASSETS

112 OFFICES

156 ATMS

5 STATES

Happy birthday, Park
#BestPlacesToWork
Winning hearts & awards
Park

Associate Engagement

PARK'S PEOPLE EARN AWARDS

Our associates remain steadfast in their commitment to doing what is right, even when no one is watching. This principle guides every decision we make and continues to earn recognition from respected national and local organizations. In 2025, Park was honored with numerous corporate, regional, local and individual awards, highlighting our dedication to community involvement, superior service, banking excellence and progressive leadership. Forbes again named us one of the Best Banks in Ohio and recognized us among America's Best Employers by State. Within the organization, we introduced the inaugural Park People's Choice Award to celebrate an associate who consistently demonstrates our core values and inspires their colleagues through their conduct and professionalism.

COLLABORATION AND CONNECTIONS IN TENNESSEE

As soon as our planned merger with First Citizens National Bank was announced in Fall 2025, colleagues from both teams began collaborating and making connections. Park leaders hosted town halls and open office hours in each region the day after the announcement was made. Leaders from both organizations conducted a vision and values workshop where goals were set for the partnership planning process. Since then, groups of colleagues have enjoyed joint work sessions – both virtual and in person – discovering how much we have in common and building relationships that will last well into the future.

ENGAGEMENT SURVEY RESULTS

Through our Listening at Park strategy, we continue to foster a culture where associates feel heard, valued and supported – today and in the future. In the 2025 Engagement Survey, 83% of associates participated and shared positive feedback about our collaborative and encouraging workplace. Scores remained strong across all eight engagement metrics (belonging, engagement, job satisfaction, onboarding, retention, life-work balance, communication pulse and workplace civility) with none falling below 3.9 on a 5-point scale. This was an increase from the previous year and set us above numerous industry benchmarks.

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PARKNATIONALCORP.COM 11 MORE OPTIONS FOR CUSTOMER CARE Customers want fast, helpful support, but they also want to choose how they get it. In 2025, we enhanced delivery of support through our service channels, from self-service tools to live chat and phone conversations with bankers. Enhanced authentication technology made connecting with us faster, simpler and more secure. As customers explored these refreshed options, engagement increased: chat volumes rose 25%, and self-service usage through our virtual voice assistant grew 132%. Customer sentiment also improved, with higher satisfaction scores and fewer complaints throughout the year. New tools also strengthened our associates’ ability to help customers, including the implementation of our AI-powered Auto- Coach which puts the right answers at our bankers’ fingertips so they can help customers more quickly and never miss an opportunity to serve more. A NEW ER A OF DEBIT CARD EXPERIENCE In 2025, we introduced a series of upgrades that made our debit cards more powerful by giving customers immediate access and greater control. We launched CardHub within online and mobile banking – a next generation, centralized card management experience that allows customers to instantly lock their card, set spending limits, view real-time transaction insights and easily manage subscriptions right from their digital banking app. We also improved the speed and efficiency of our debit card delivery by upgrading expedited shipping processes, reducing costs and expanding instant issue debit card availability across key branches in our regions. Finally, with digital issuance, customers can begin using their debit card immediately after account opening, delivering a faster, more seamless onboarding experience. ENHANCED COMMERCIAL LOAN ORIGINATIONS In 2025, we conducted a search and began implementation of a new Commercial Loan Origination System (LOS) to modernize our end-to-end lending experience. After a comprehensive evaluation, we selected nCino, a best-in-class solution designed to accelerate revenue growth, improve operational efficiency, manage risk effectively, and deliver exceptional customer experiences through a fully streamlined application and origination process. When this transformation is complete in May 2026, both customers and lenders will benefit from a faster, more intuitive and more transparent lending journey, marking a major milestone in elevating our commercial lending capabilities. Technical Capabilities

12 PARKNATIONALCORP.COM MORE ACCOUNT OPTIONS In 2025, we began work to introduce two new accounts designed to meet customers wherever they are in their financial journey. Our Teen VIP Checking Account provides a safe, smart way for teenagers to build healthy money‑management habits. The account includes convenient tools to track and access funds, along with educational resources and card‑control features that allow parents to monitor spending and transfer money to encourage responsible financial behavior. For customers who are unbanked or underbanked, our Safe Start Checking Account offers a secure, easy‑to‑use option for establishing a strong foundation in everyday banking. It includes essential features such as check writing, a debit card, ATM access, online and mobile banking and fraud monitoring ‒ while eliminating the risk of overdraft fees. COMMERCIAL AND HOME EQUIT Y LEAD LOAN GROW TH Park’s financial performance in 2025 was marked by solid loan growth and strong margins. Park’s core deposits remain a steady source of lower-cost funding, fueling overall loan growth of 3.0% and a net interest margin near the top of our peer group at 4.75%. Commercial lending outpaced many other lending categories at 5.9% growth, with even larger increases in our metro region. And in home lending, customers opting to hold onto their properties reached for Home Equity Lines of Credit (HELOCs) to perform renovations, expansions and upgrades, resulting in 18.4% growth in HELOCs. In addition, our community home lenders helped many first-time homebuyers take advantage of assistance programs, including Park’s own Home Loan Grant and Home Sweet Home loan programs. READY TO RISE STR ATEGIC PL AN We've spent the past several years strengthening our systems, improving our processes and preparing our people for what's ahead as we completed our 2021-2025 strategic plan, Relationships at Scale. Now, we're ready for the next chapter. Our 2026– 2030 Strategic Plan, Ready to Rise, centers our energy on serving more, growing together and delivering long-term prosperity for everyone connected with Park. Key initiatives include investing in our people so they can build skills for the future, growing – both organically and through partnerships – and using data-enriched outreach to deliver more solutions to more customers, all while maintaining our commitment to the communities we serve. Financial Strength

PARKNATIONALCORP.COM 13

14 PARKNATIONALCORP.COM PROUD TO SERVE YOU Our commitment to our communities extends far beyond financial services. Rooted in a culture of service and philanthropy, we believe strong communities are built through local volunteers, charitable giving and dedicated leadership. We’re passionate about helping our neighbors thrive, which is why we invest in the people and organizations that strengthen the places we call home. In 2025, our team volunteered more than 30,000 hours and contributed more than $5.2 million to local charities and organizations across a wide range of causes. These numbers are more than statistics; they’re a reflection of the dedication of everyone at Park to supporting our communities and living out what it means to be a true community bank. SUPPORTING THE UNITED WAY For years, we’ve supported many local United Way chapters. This long-standing partnership became so strong that we created the Employee Community Service Fund decades ago. Through this fund, Park associates can contribute money directly from their paychecks to their local chapter, and the bank matches their donations to double the impact. In 2025, more than $940,000 was given to the United Way to further its mission in the communities served! Please view our 2025 Community Impact Report at parknationalbank.com/community. Community Impact

PARKNATIONALCORP.COM 15 $5,222,462 C O M M U N I T Y D O N AT I O N S ATM 30,579 V O L U N T E E R H O U R S ATM 1,319 O R G A N I Z AT I O N S

16 PARKNATIONALCORP.COM Bank Leadership Todd Bogdan Adrienne Brokaw Brady Burt Bryan Campolo Tom Cummiskey Chief Operations Officer Chief Auditor Chief Financial Officer Chief Credit Officer Chief Wealth & Trust Officer Malory Dcosta Mark Miller Matt Miller Cheryl Snyder* David Trautman Chief Information Officer Corporate Services Director CEO & President Chief Retail Lending Officer Chairman Laura Tussing Jeff Wilson Chief Banking Officer Chief Risk Officer *Retired in December 2025.

Board of Directors



Donna M. Alvarado
President
Aguila International
Director since 2013



Frederic Bertley, Ph.D.
President & CEO
COSI
Director since 2021



C. Daniel DeLawder
Chair, Executive Committee
Park National Corporation
Director since 1994



F. W. Englefield IV
President
Englefield, Inc.
Director since 2005



Kelly K. Gratz
President & CEO
G2O
Director since 2024



Jason N. Judd
Executive Vice President & CFO
Safelite Group, Inc.
Director since 2019



Timothy S. McLain
Principal
Dark Horse CPAs
Director since 2010



D. Byrd Miller III
Retired
William Barnet & Son, LLC
Director since 2022



Matthew R. Miller
CEO & President
Park National Corporation
Director since 2019



Karen A. Morrison
President
OhioHealth Foundation
Director since 2024



Robert E. O'Neill
President
Southgate Corporation
Director since 2013



Mark R. Ramser*
President
Ohio Cumberland Gas Company
Director since 2019



David L. Trautman
Chairman
Park National Corporation
Director since 2005



Leon Zazworsky
President
Mid State Systems, Inc
Director since 2003

Executive Officers

Brady T. Burt
Chief Financial Officer

Matthew R. Miller
CEO & President

David L. Trautman
Chairman

**Retired in 2025.*

PARKNATIONALCORP.COM 17

Advisory Board Members

CAROLINA REGION

Vic Bailey III
Retired, Vic Bailey Automotive

David G. Barnett
Retired, Park National Bank

Carl R. Bartlett
Retired, Wachovia

W. Louis Bissette Jr.
Retired, McGuire, Wood & Bissette Law Firm

Terrence L. Cash
Caman Group, Inc.

Norman H. Chapman
Inman Mills

T. Alexander Evins
Parker Poe Adams & Bernstein, LLP

George M. Groome
Retired, Colton, Groome & Company

John D. Kimberly*
Park National Bank

Samuel H. Maw Jr.
Retired, Denny's, Inc.

D. Byrd Miller III
Retired, William Barnet & Son, LLC

John S. Poole
Retired, Carolina Alliance Bank

William Allen Rogers II
Retired, Ewing Capital Partners, LLC/Allen C. Ewing & Co.

William Ronald Shaw
Shaw Resources

Cheryl L. Snyder
Retired, Park National Bank

Laura E. Stille
Fretwell Partners

Mary L. Thomas
CF Leads

Larry A. Webb
KDS Commercial Properties, Webb Development, LLC

W. Lewis White Sr.
W. Lewis White Company, Inc.

CENTRAL REGION

Dean DeRolph
Retired, Kumler Collision and Automotive

Jennifer Johns Friel
Midwest Fabricating Company

Leonard F. Gorsuch
Fairfield Homes/Gorsuch Construction

James L. McLain II
J. McLain CPA Group

S. Alan Risch
Retired, Risch Drug Stores

Laura F. Tussing
Park National Bank

Jennifer Gorsuch Walters
Fairfield Homes/Gorsuch Construction

Stephen G. Wells
Retired, Park National Bank

CHARLOTTE METRO

Stephen A. Arnall
Capitala Group

Kenneth R. Beuley
The Keith Corporation

Jack M. Cathey, Ph.D.
University of North Carolina at Charlotte

Charles T. Hodges
New Forum, Inc.

David L. Hood Jr.
Hood, Hargett & Associates

Timothy J. Ignasher
Park National Bank

Christine Mackie
Zippy Ice

Dennis W. Moser
The Moser Group

Donald Philip Renaldo, M.D.
Donald Automotive Group

Sara C. White
Mooresville Realty

EAST REGION

Daniel J. Atkinson
Muskingum Valley Health Centers

Michael L. Bennett
Second Capital Consulting, LLC

Julie A. Brown
Fink's Harley-Davidson, Southside Collision, Fink's Quality Cars and Fink's Custom Vans

Clinton W. Cameron
Cameron Drilling Company

Ward D. Coffman III
Coffman Law Offices

Scott D. Eickelberger
Kincaid, Taylor and Geyer Law Offices

Susan K. Hasseler, Ph.D.
Muskingum University

Patrick L. Hennessey
P&D Transportation, Inc.

Susan S. Holdren
J.W. & M.H. Straker Charitable Foundation

Henry C. Littick II
Fineline Imprints

Thomas M. Lyall
Retired, Park National Bank

Timothy S. McLain, CPA
Dark Horse CPAs

Patrick L. Nash
Park National Bank

Timothy J. Thompson
Primary Aim

NORTH REGION

Timothy R. Cowen
Cowen Truck Line

Elizabeth A. DeLaney
Spherion Mid-Ohio Employment Services

Lois J. Fisher
Lois J. Fisher & Associates

Jay P. Goyal
Goyal Industries, Inc.

Christopher R. Hiner
Park National Bank

Korey M. Kidwell
Kidwell & Cunningham, Ltd.

Michael L. Kocher
MKB Farms, Ltd.

William B. Levering
Levering Management, Inc.

Daniel L. Mathie
Critchfield, Critchfield & Johnston, Ltd.

Matthew D. Miller
City of Ashland, Ohio

Jeffrey S. Monica
McDonald's

Kim M. Rose
Critchfield, Critchfield & Johnston, Ltd.

WEST REGION

Steven C. Badgett
Retired, Park National Bank

Tamara L. Baird-Ganley
Baird Funeral Home

Tyeis Baker-Baumann
Retired business owner

John A. Brown
Park National Bank

Travis J. Faber
Faber & Associates

Terri J. Flood
Wayne Health Care

Jeffrey E. Hittle*
Hittle Buick GMC

Alicia Sweet Hupp
Retired, Sweet Manufacturing Company

Timothy Johnston*
Retired

John McKinnon
Clark Schaffer Hackett & Co.

Scott D. Michael
Michael Farms

W. Samuel Robinson
Retired, Murray Wells Wendeln & Robinson, CPAs

*Retired as of 12/31/2025

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Carolina REGION



REGIONAL PRESIDENT

John Kimberly
200 South Church Street
Spartanburg, SC 29306
864-208-0844
john.kimberly@parknationalbank.com

REGIONAL LEADERS

Tim Camp	Commercial Banking
Coleman Edmunds	Retail Banking
Leslie Minnis	Home Lending
Jim Honeycutt	Wealth Management

TOTAL LOANS


$760mm
$570mm
$380mm
$190mm
$654
$715
$788
2023
2024
2025

TOTAL DEPOSITS


$720mm
$540mm
$360mm
$180mm
$624
$647
$693
2023
2024
2025

WEALTH ASSETS


$74.0mm
$55.5mm
$37.0mm
$18.5mm
$68.4
$65.0
$62.0
2023
2024
2025

84 ASSOCIATES

7 OFFICES

7 ATMS

$373,560 COMMUNITY DONATIONS

6,496 VOLUNTEER HOURS



COUNTIES SERVED

Buncombe, NC
Henderson, NC
Anderson, SC
Greenville, SC
Pickens, SC
Spartanburg, SC



LEADERSHIP ANNOUNCEMENT

On January 1, 2026, we welcome Tim Camp as market president, stepping into the role following John Kimberly's retirement. Congratulations, Tim and John!

PARKNATIONALCORP.COM 19

Central Ohio REGION



REGIONAL PRESIDENT & CHIEF BANKING OFFICER

Laura Tussing
50 North Third Street
Newark, OH 43055

740-681-8218

laura.tussing@parknationalbank.com

REGIONAL LEADERS

Corey Alton	Commercial Banking
Erica Chance	Consumer Lending
Eric Croft	Retail Banking
Luann Snyder	Wealth Management
Rob Springer	Consumer Lending Director
Tina Taley	Home Lending

TOTAL LOANS


$1.30B
$0.98B
$0.65B
$0.33B
$1.21B
$1.18B
$1.10B
2023
2024
2025

TOTAL DEPOSITS


$2.20B
$1.65B
$1.10B
$0.55B
$1.96B
$1.98B
$2.00B
2023
2024
2025

WEALTH ASSETS


$4.00B
$3.00B
$2.00B
$1.00B
$3.58B
$3.66B
$3.71B
2023
2024
2025



989
ASSOCIATES*



15
OFFICES


ATM

28
ATMS



$2,229,657
COMMUNITY DONATIONS



8,209
VOLUNTEER HOURS

includes Park Shared Services and Digital Banking associates



COUNTIES SERVED

Fairfield
Franklin
Hocking
Licking



LEADERSHIP ANNOUNCEMENT

On January 1, 2026, we welcome John Brown as market president as Laura continues as Chief Banking Officer. Congratulations, John!

20 PARKNATIONALCORP.COM

Eastern Ohio REGION



REGIONAL PRESIDENT

Patrick Nash
505 Market Street
Zanesville, OH 43701
740-455-7207
patrick.nash@parknationalbank.com

REGIONAL LEADERS

Matt Colwell	Consumer Lending
Steve Haren	Retail Banking
Jody Spencer	Wealth Management
Alton Thompson	Commercial Banking

TOTAL LOANS


$650mm
$488mm
$325mm
$163mm
$603
$596
$608
2023
2024
2025

TOTAL DEPOSITS


$920mm
$690mm
$460mm
$230mm
$846
$858
$898
2023
2024
2025

WEALTH ASSETS


$1,200mm
$900mm
$600mm
$300mm
$802
$882
$1,022
2023
2024
2025

84 ASSOCIATES

9 OFFICES

10 ATMS

$339,230 COMMUNITY DONATIONS

2,885 VOLUNTEER HOURS



COUNTIES SERVED

Coshocton	Perry
Muskingum	Tuscarawas

REGIONAL RECOGNITION

Pat Nash received the 2025 Dick Johnson Civic Leadership Award from the Muskingum County Community Foundation. Forever Dads presented its Service About Self Award to Kang Kim on our wealth management team. Congratulations, Pat and Kang!

PARKNATIONALCORP.COM 21

Metro: Charlotte DIVISION



MARKET PRESIDENT

Tim Ignasher
1300 Baxter Street
Suite 170
Charlotte, NC 28204

704-943-5757
tim.ignasher@parknationalbank.com

REGIONAL LEADERS

Becky Berolatti	Cash Management
Mary Lytch	Wealth Management
Rob Melton	Home Lending

TOTAL LOANS


$550mm
$413mm
$275mm
$138mm
$353
$429
$500
2023
2024
2025

TOTAL DEPOSITS


$250mm
$188mm
$125mm
$63mm
$160
$195
$224
2023
2024
2025

WEALTH ASSETS


$80mm
$60mm
$40mm
$20mm
$66
$73
$58
2023
2024
2025

24 ASSOCIATES

3 OFFICES

$250,935 COMMUNITY DONATIONS

660 VOLUNTEER HOURS



COUNTIES SERVED

Guilford
Mecklenburg
Wake



LOCAL IMPACT

In support of Classroom Central, the Charlotte team packed nearly 900 Kits for a Cause with art, dental and STEM kits to help teachers equip students with tools they need to succeed.

22 PARKNATIONALCORP.COM

Metro: Cincinnati DIVISION



MARKET PRESIDENT

Bryant Fox
3825 Edwards Road
Suite 520
Cincinnati, OH 45209
513-718-6057
bryant.fox@parknationalbank.com

REGIONAL LEADERS

Jana Beal	Retail Banking
Kim Cunningham	Home Lending
Matt Colwell	Consumer Lending
Todd Durham	Wealth Management

TOTAL LOANS


$850mm
$638mm
$425mm
$213mm
$681
$734
$824
2023
2024
2025

TOTAL DEPOSITS


$425mm
$319mm
$213mm
$106mm
$370
$373
$407
2023
2024
2025

WEALTH ASSETS


$325mm
$244mm
$163mm
$81mm
$210
$261
$300
2023
2024
2025

48 ASSOCIATES

4 OFFICES

3 ATMS

$238,723 COMMUNITY DONATIONS

2,231 VOLUNTEER HOURS



COUNTIES SERVED

Clermont
Hamilton



LOCAL IMPACT

The Cincinnati team held its 13th annual Park Cares Week, where 51 bankers completed eight community service projects, contributing 156 volunteer hours.

PARKNATIONALCORP.COM 23

Metro: Columbus DIVISION



MARKET PRESIDENT & CHIEF COMMERCIAL BANKING OFFICER

Brady Waltz
200 South Civic Center Drive
Suite 700
Columbus, OH 43215

614-228-9915
brady.waltz@parknationalbank.com

REGIONAL LEADERS

Brian Elder	Community Home Lending & Development
Damon Howarth	Wealth Management
Tracey Ramsey	Cash Management

TOTAL LOANS



$1B
$750mm
$500mm
$250mm
$701
$880
$982
2023
2024
2025

TOTAL DEPOSITS



$450mm
$338mm
$225mm
$113mm
$333
$395
$438
2023
2024
2025

WEALTH ASSETS



$1B
$750mm
$500mm
$250mm
$859
$898
$979
2023
2024
2025

64 ASSOCIATES

5 OFFICES

3 ATMS

$529,696 COMMUNITY DONATIONS

1,214 VOLUNTEER HOURS



COUNTY SERVED

Franklin

REGIONAL RECOGNITION

Park was proud to receive multiple awards in the greater Columbus area including the Community Impact Award from Homeport of Ohio, Supporter of Family Business Award from the Conway Center for Family Business and the 2025 Corporate Citizenship honoree in the large business category by Columbus Business First.

24 PARKNATIONALCORP.COM

Metro: Louisville DIVISION



MARKET PRESIDENT

W. Andrew Holden
2305 River Road
Louisville, KY 40206
502-975-7170
andrew.holden@parknationalbank.com

REGIONAL LEADERS

Alisha Deatrick	Cash Management
Daniel Schoenbaechler	Wealth Management

TOTAL LOANS


$300mm
$225mm
$150mm
$75mm
$180
$248
$288
2023
2024
2025

TOTAL DEPOSITS


$55mm
$41mm
$28mm
$14mm
$32
$35
$49
2023
2024
2025

18
ASSOCIATES

1
OFFICE

$66,111
COMMUNITY DONATIONS

553
VOLUNTEER HOURS



COUNTY SERVED

Jefferson



LOCAL IMPACT

The Louisville team sorted donations and distributed groceries to 300+ people at The Lord's Kitchen, an organization focused on bringing hope and love to neighbors in need.

PARKNATIONALCORP.COM 25

Northern Ohio REGION



REGIONAL PRESIDENT & CHIEF RETAIL LENDING OFFICER

Chris Hiner
3 North Main Street
Mansfield, OH 44902

419-524-3370

chris.hiner@parknationalbank.com

REGIONAL LEADERS

Rachelle Dallas	Retail Banking
Jessica Davis	Home Lending
Todd Hawkins	Wealth Management
James Hobson	Commercial Banking
Vickey Martin	Cash Management
Jerry Simon	Consumer Lending
Ryan Smith	Home Lending Director

TOTAL LOANS



$1.50B
$1.13B
$0.75B
$0.38B
$1.36B
$1.37B
$1.35B
2023
2024
2025

TOTAL DEPOSITS



$2.00B
$1.50B
$1.00B
$0.50B
$1.85B
$1.90B
$1.86B
2023
2024
2025

WEALTH ASSETS



$1.70B
$1.28B
$0.85B
$0.43B
$1.36B
$1.45B
$1.57B
2023
2024
2025

208 ASSOCIATES

22 OFFICES

32 ATMS

$732,328 COMMUNITY DONATIONS

5,694 VOLUNTEER HOURS



COUNTIES SERVED

Ashland
Crawford
Holmes
Knox
Marion
Morrow
Richland



LOCAL IMPACT

In 2025, Park donated its Crestline Office to Avita Health System. The building will be a pharmacy and provide convenient drive-thru prescription access to the community.

26 PARKNATIONALCORP.COM

Western Ohio REGION



REGIONAL PRESIDENT & CHIEF RETAIL BANKING OFFICER

John Brown
40 South Limestone Street
Springfield, OH 45502
937-324-6877
john.brown@parknationalbank.com

REGIONAL LEADERS

Connie Craig	Retail Banking
Ken Magoteaux	Wealth Management
Eric McKee	Consumer Lending
Pat Rastatter	Commercial Banking

TOTAL LOANS


$1.10B
$0.83B
$0.55B
$0.28B
$1.01B
$1.00B
$0.96B
2023
2024
2025

TOTAL DEPOSITS


$1.80B
$1.35B
$0.90B
$0.45B
$1.63B
$1.62B
$1.68B
2023
2024
2025

WEALTH ASSETS


$1.70B
$1.28B
$0.85B
$0.43B
$1.25B
$1.47B
$1.62B
2023
2024
2025



176
ASSOCIATES



20
OFFICES


ATM

25
ATMS



$517,093
COMMUNITY DONATIONS



2,499
VOLUNTEER HOURS



COUNTIES SERVED

Champaign	Greene
Clark	Mercer
Darke	Miami



LEADERSHIP ANNOUNCEMENT

On January 1, 2026, we welcome Pat Rastatter as market president as John steps into his new role. Congratulations, Pat and John!

PARKNATIONALCORP.COM 27

Specialty Finance DIVISION



SCOPE AIRCRAFT FINANCE

Michael Smith
200 South Civic Center Drive
Suite 825
Columbus, OH 43215
614-228-5144
mjsmith@scopeair.com



STRUCTURED WAREHOUSE

Jeff Gluntz
200 South Civic Center Drive
Suite 800
Columbus, OH 43215
614-228-5019
jeff.gluntz@parknationalbank.com

SCOPE AIRCRAFT FINANCE TOTAL LOANS


$350mm
$263mm
$175mm
$88mm
$295
$314
$339
2023
2024
2025

STRUCTURED WAREHOUSE TOTAL LOANS


$450mm
$338mm
$225mm
$113mm
$414
$325
$274
2023
2024
2025

36
ASSOCIATES

1
OFFICE

$46,359
COMMUNITY DONATIONS

138
VOLUNTEER HOURS

SCOPE
AIRCRAFT FINANCE

50 YEARS
OF SMOOTH
LANDINGS

EXCELLENCE IN AVIATION FINANCING

"Fifty years is a milestone that reflects our dedication to the aviation industry and helping customers connect to what matters most to them," said Scope President Michael J. Smith. "Our team is passionate about helping people experience the freedom of flight with financing that fits."

28 PARKNATIONALCORP.COM

PARKNATIONALCORP.COM 29

30 PARKNATIONALCORP.COM Stock Listing NYSE AMERICAN Symbol – PRK CUSIP #700658107 General Shareholder Inquiries Park National Corporation Brady Burt, Chief Financial Officer and Secretary 51 North Third Street Post Office Box 3500 Newark, Ohio 43058-9983 740-399-5516 investor@parknationalbank.com Dividend Reinvestment Plan Park offers a plan whereby participating shareholders can purchase additional Park National Corporation common shares through automatic reinvestment of their regular quarterly cash dividends. All commissions and fees connected with the purchase and safekeeping of the common shares are paid by Park. Details of the plan and an enrollment card can be obtained by contacting Park’s stock transfer agent and registrar as indicated below. Direct Deposit of Dividends Park shareholders may have their dividend payments directly deposited into their checking, savings or money market account. This direct deposit of dividends is free for all shareholders. If you have any questions or need an enrollment form, please contact Park’s stock transfer agent and registrar as indicated below. Stock Transfer Agent and Registrar Broadridge Shareholder Services: P.O. Box 1342, Brentwood, NY 11717 844-976-0739 | shareholder@broadridge.com | https://shareholder.broadridge.com/prk Overnight mail: Broadridge Shareholder Services, Attn: IWS: 1155 Long Island Avenue, Edgewood, NY 11717 Form 10-K All forms filed by the Corporation with the SEC (including our Form 10-K for 2024) are available on our website by clicking on the “SEC Filings” section and then the “Documents/SEC Filings” section of the “Investor Relations” page. These forms may also be obtained, without charge, by contacting the Secretary as indicated above. Website parknationalcorp.com Shareholder Information

PARKNATIONALCORP.COM 31

parknationalcorp.com 50 North Third Street, Newark, OH 43055